FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 6, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS and Microsoft to Promote Mobile Internet Usage in Russia

November 6, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces a strategic initiative with Microsoft, the global IT leader, to promote innovative mobile solutions by launching Windows 8 “ Ecosystem Demo Zones” in MTS retail stores.

For the first time in Russia and Central and Eastern Europe, various Windows 8 mobile devices, including software and accessories, will be available to customers at MTS retail stores. In Moscow, St. Petersburg and Yekaterinburg, 20 “Demo Zones” will allow customers to test Windows 8 smartphones, notebooks and tablets. Specialists will be on hand to explain how the devices work together and synchronize data in the cloud via MTS’ network. Consumers will be able to purchase products bundled with data plans immediately.

“We have reimagined Windows. Now, you will be able to buy stunning Windows 8 laptops, tablets and phones that share the same iconic look, access the same cloud services and all work together to keep you connected to the people and information most important to you,” said Microsoft CEO Steve Ballmer.  “To show people the phenomenal, full Windows experience we are thrilled join one of our most strategic partners, MTS, and open the first Windows ecosystem demo zones in Russia.”

Andrei Dubovskov, President and Chief Executive Officer of MTS, commented, “The Windows 8 ecosystem, coupled with MTS’s network, will have a significant positive effect on people’s daily lives. Whether they are using mobile commerce, planning vacations with family or staying in closer touch with friends, MTS’s customers will be among the first to experience these benefits. Furthermore, the joint project with Microsoft will help augment the reputation of MTS retail centers as mobile-powered high-technology centers.”

MTS and Microsoft have worked together strategically for the past few years. At the end of 2011, MTS was one of the first retail chains to launch Windows Phone 7 devices. At the end of Q3 2012, the share of Windows Phone in smartphone sales in the MTS retail network reached 5.1%. From April to October 2012 the sales of Windows-based Phone have been growing by approximately 30% every month.

MTS Retail Chain

MTS operates the largest carrier retail chain in Russia. At the end of H1 2012, the number of MTS stores (including franchise stores) reached 4156, 70 of which are flagship stores.

MTS’ stores offer a wide range of Windows devices — smartphones, notebooks, tablets, and navigators.

Information about Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential. Microsoft products are sold in more than 80 countries of the world; they have been translated into more than 45 languages (including Russian) and are compatible with most PC platforms.

Microsoft products are licensed in the Russian Federation (just as in all other European states) by Microsoft Ireland Operations Limited (MIOL). All references to license transactions with Microsoft have been made by MIOL.

Microsoft representative office has been present in Russia since November 1992 (from July 2004 — Microsoft Rus LLC). It is in charge of software promotion, partnership development, introduction of products, localization of advanced solutions and development of the Russian information technology market.

For more information on Microsoft and its products, please visit Microsoft web servers: http://www.microsoft.com/rus (Russian) and http://www.microsoft.com (English).

Microsoft is a registered trademark of Microsoft Corporation in the US and/or other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 90 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 6, 2012